Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 13, 2003

03003669

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.
USA 20549

SUPPL

03 FEB -6 AM 7:21

Attn: Filing Desk

Dear Sirs:

Re: Montoro Resources Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934 - File No. 82-3999

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period September 1 – December 31, 2002.

1) Sept. 4, 2002 letter to TSX Venture Exchange ("TSX") c/w News Release as disseminated;
2) Sept. 4, 2002 letter to B.C. Securities Commission ("BCSC") c/w Form 53-901F – Material Change Report;
3) Sept. 27, 2002 letter to TSX c/w News Release as disseminated;
4) Sept. 27, 2002 letter to BCSC c/w Form 53-901F – Material Change Report;
5) Nov. 5, 2002 letter to TSX c/w News Release as disseminated;
6) Nov. 5, 2002 letter to BCSC c/w Form 53-901F – Material Change Report;
7) Nov. 19, 2002 letter to TSX c/w News Release as disseminated;
8) Nov. 19, 2002 letter to BCSC c/w Form 53-901F – Material Change Report;
9) Nov. 26, 2002 – letter to TSX c/w Form 5C – Transaction Summary Form.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

Gary Musil,
President/Director

Received as above
per: ______________________
Print Name

GM/rm

Enclosures

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

September 4, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated September 4, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

September 4, 2002

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

UPDATE ON BATHURST, N.B. – COBALT PROSPECT

Montoro Resources Inc. (the "Company") reports on the progress at the Malachite cobalt prospect.

Gary Musil, President visited the property on August 13 – 16th. Approximately 15 km of line cutting (picket line grid) has been completed as well as a 25 metre spaced B-Horizon soil sampling program. Soil samples were delivered to XRAL Laboratories in Don Mills, Ontario. Assay results are expected this week.

In addition, a magnetic and VLF geophysical survey was completed on the entire property. Preliminary results indicated additional anomalous areas for trenching and sampling. Interpretation of the geophysical survey and soil sampling survey will be completed this week. Anomalous areas will be trenched and sampled.

GENERAL – Why We Need Cobalt?

By far the largest use of cobalt is in superalloys. The alloys are predominately nickel based but they also can be cobalt or iron based. Cobalt is added to nickel alloys to improve high temperature properties. The main uses are in the aerospace industry but in recent years they are being used in land based and marine turbines. The second most important use of metallic cobalt today is as a binder for carbide components. Cobalt has the necessary properties of a good binder for carbides, viz:

1) It has a high melting point;
2) It has high temperature strength;
3) It forms a hard but tough binder on cooling;
4) It can be ground to a very fine mix with the hard particles it has to bind.

Other materials have been, and are being tried, but none is as suitable as cobalt.

Watch for further details on cobalt uses and its future in upcoming News Releases.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil
President/Director

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

September 4, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of September 4, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
M.\TERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street, Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

September 4, 2002

ITEM 3. PRESS RELEASE

Issued September and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company reports on the progress at the Malachite cobalt prospect.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

UPDATE ON BATHURST, N.B. – COBALT PROSPECT

Montoro Resources Inc. (the "Company") reports on the progress at the Malachite cobalt prospect.

Gary Musil, President visited the property on August 13 – 16th. Approximately 15 km of line cutting (picket line grid) has been completed as well as a 25 metre spaced B-Horizon soil sampling program. Soil samples were delivered to XRAL Laboratories in Don Mills, Ontario. Assay results are expected this week.

In addition, a magnetic and VLF geophysical survey was completed on the entire property. Preliminary results indicated additional anomalous areas for trenching and sampling. Interpretation of the geophysical survey and soil sampling survey will be completed this week. Anomalous areas will be trenched and sampled.

GENERAL – Why We Need Cobalt?

By far the largest use of cobalt is in superalloys. The alloys are predominately nickel based but they also can be cobalt or iron based. Cobalt is added to nickel alloys to improve high temperature properties. The main uses are in the aerospace industry but in recent years they are being used in land based and marine turbines. The second most important use of metallic cobalt today is as a binder for carbide components. Cobalt has the necessary properties of a good binder for carbides, viz:

1) It has a high melting point;
2) It has high temperature strength;
3) It forms a hard but tough binder on cooling;
4) It can be ground to a very fine mix with the hard particles it has to bind.

Other materials have been, and are being tried, but none is as suitable as cobalt.

Watch for further details on cobalt uses and its future in upcoming News Releases.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 4th day of September, 2002.

File #82-3999

Mon‘ ꞉o Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

September 27, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated September 27, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c. - B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

September 27, 2002

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

UPDATE ON BATHURST, N.B. – COBALT PROSPECT

Montoro Resources Inc. (the "Company") reports on the progress at the Malachite cobalt prospect since our September 4/02 News Release:

Assay results for the 421 soil samples collected and sent to XRAL Laboratories have been reviewed and plotted by our consulting geologist Doug Clark.

The soil survey returned results indicating two significant areas of anomalous cobalt, 1) at L 500 N, 0+50 W (883 ppm As, **453 ppm Co, 1,170 ppm Cu**, 107 ppm Pb & 74 ppm Zn). This sample site is near the end of old trench # 3 known to have anomalous in Co and Cu in bedrock samples. 2) at L 400 N, between 1+25 E & 1+75 E (highest values 2,680 ppm As, **63 ppm Co, 1,030 ppm Cu**, 293 ppm Pb & 124 ppm Zn).

Because both these areas of anomalous soil sampling are spatially associated with VLF anomalies, trenching was completed to determine the possible source and type of mineralization.

Trench # 1 – L 400 N from 2+00 E to 1+50 W, the ground was cleared and a trench to bedrock (approx. 1.5 metres wide) was excavated. Bedrock geology was mapped and samples where collected approx. every 25 metres or closer where appropriate. Mapping indicates the presence of sedimentary rocks to the west with rhyolite to the east. The rhyolite is locally mineralized and variably carbonatized (strong rusty weathering). The rhyolite is intruded by numerous small (up to 5 metre wide) gabbro sills and by a larger gabbro "plug" that makes up the entire south east corner of the grid.

A 25 metre wide mineralized zone in the rhyolite near the baseline shows chalcopyrite stringers with local areas of bluish cobalt oxide along fractures.

Trench # 2 – L 500 N from the baseline to 2+00 W. Mapping indicates the presence of sedimentary rocks to the west with rhyolite to the east. The rhyolite is locally mineralized and variably carbonatized (strong rusty weathering). The rhyolite is intruded by only a few small (up to 10 metre wide) gabbro sills.

A 35 metre wide mineralized zone in the rhyolite near 0+50 W shows areas of brecciation with chalcopyrite stringers (3-5%) and abundant malachite and some bluish Co-oxide along the fractures. The host rhyolite in this mineralized zone contains areas with 5-10% fine-grained aggregates of pyrite up to 3 cm wide.

Some of the highlights of the exploration thus far are:

1. Rhyolites uncovered by trenching are previous unknown and represent a new geological unit in the area.
2. These rhyolites are extensively carbonatized and show a pervasive rusty weathering with local areas of intense mineralization as show by the breccia zones that contain chalcopyrite stringers with Co-oxide.
3. Geological mapping and previous trench geology suggest the rhyolite unit underlies the central core of the gridded portion of the property (at least as far north on the grid as L 1000 N).
4. The more intense mineralization is coincident with the VLF anomalies and suggests that geophysical surveys should be able to delineate mineralization.
5. The mineralization encountered in Trench # 1 and Trench # 2 are believed to represent the same zone and visual observations shows this zone to contain Cu and Co.
6. The extent of the rhyolite unit and the fact that the VLF anomalies trend to the north suggests the potential for the mineralization elsewhere on the property.

49 rock and chip samples have been collected from the trenching and shipped to XRAL Labs. The Company is expecting favourable results and is considering a second phase of trenching to follow the mineralization along strike and/or an IP survey to define potential diamond drilling targets.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil,
President/Director

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

September 27, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of September 27, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street, Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

September 27, 2002

ITEM 3. PRESS RELEASE

Issued September 27, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company reports on the progress at the Malachite cobalt prospect.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

UPDATE ON BATHURST, N.B. – COBALT PROSPECT

Montoro Resources Inc. (the "Company") reports on the progress at the Malachite cobalt prospect since our September 4/02 News Release:

Assay results for the 421 soil samples collected and sent to XRAL Laboratories have been reviewed and plotted by our consulting geologist Doug Clark.

The soil survey returned results indicating two significant areas of anomalous cobalt, 1) at L 500 N, 0+50 W (883 ppm As, **453 ppm Co, 1,170 ppm Cu**, 107 ppm Pb & 74 ppm Zn). This sample site is near the end of old trench # 3 known to have anomalous in Co and Cu in bedrock samples. 2) at L 400 N, between 1+25 E & 1+75 E (highest values 2,680 ppm As, **63 ppm Co, 1,030 ppm Cu**, 293 ppm Pb & 124 ppm Zn).

Because both these areas of anomalous soil sampling are spatially associated with VLF anomalies, trenching was completed to determine the possible source and type of mineralization.

Trench # 1 – L 400 N from 2+00 E to 1+50 W, the ground was cleared and a trench to bedrock (approx. 1.5 metres wide) was excavated. Bedrock geology was mapped and samples where collected approx. every 25 metres or closer where appropriate. Mapping indicates the presence of sedimentary rocks to the west with rhyolite to the east. The rhyolite is locally mineralized and variably carbonatized (strong rusty weathering). The rhyolite is intruded by numerous small (up to 5 metre wide) gabbro sills and by a larger gabbro "plug" that makes up the entire south east corner of the grid.

A 25 metre wide mineralized zone in the rhyolite near the baseline shows chalcopyrite stringers with local areas of bluish cobalt oxide along fractures.

Trench # 2 – L 500 N from the baseline to 2+00 W. Mapping indicates the presence of sedimentary rocks to the west with rhyolite to the east. The rhyolite is locally mineralized and variably carbonatized (strong rusty weathering). The rhyolite is intruded by only a few small (up to 10 metre wide) gabbro sills.

A 35 metre wide mineralized zone in the rhyolite near 0+50 W shows areas of brecciation with chalcopyrite stringers (3-5%) and abundant malachite and some bluish Co-oxide along the fractures. The host rhyolite in this mineralized zone contains areas with 5-10% fine-grained aggregates of pyrite up to

3 cm wide.

Some of the highlights of the exploration thus far are:

1. Rhyolites uncovered by trenching are previous unknown and represent a new geological unit in the area.
2. These rhyolites are extensively carbonatized and show a pervasive rusty weathering with local areas of intense mineralization as show by the breccia zones that contain chalcopyrite stringers with Co-oxide.
3. Geological mapping and previous trench geology suggest the rhyolite unit underlies the central core of the gridded portion of the property (at least as far north on the grid as L 1000 N).
4. The more intense mineralization is coincident with the VLF anomalies and suggests that geophysical surveys should be able to delineate mineralization.
5. The mineralization encountered in Trench # 1 and Trench # 2 are believed to represent the same zone and visual observations shows this zone to contain Cu and Co.
6. The extent of the rhyolite unit and the fact that the VLF anomalies trend to the north suggests the potential for the mineralization elsewhere on the property.

49 rock and chip samples have been collected from the trenching and shipped to XRAL Labs. The Company is expecting favourable results and is considering a second phase of trenching to follow the mineralization along strike and/or an IP survey to define potential diamond drilling targets.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 27th day of September, 2002.

File # 82-3999

Mon‚ ‹ Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

November 5, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

FAXED

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated November 5, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
   1550 – 609 Granville Street
   Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
   500 – 789 W. Pender Street (Fax: 604-689-1106)
   Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

November 5, 2002

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

The Company is pleased to report a final summary of the 2002 Exploration Program on its Malachite prospect near Bathurst, New Brunswick.

Trenching on the Malachite Property has uncovered a previously unknown felsic volcanic unit within the Greys Gulch Formation of the Silurian aged Chaleur Group. These rhyolites show primary extrusive textures such as varioles and flow banding and also shows evidence of extensive hydrothermal alteration in the form of pervasive carbonatization and sulphide mineralization.

A new mineralized zone (Main Zone) located approximate 200 metres west of the old "Malachite Occurrence" (URN 1339) was delineated during trenching. The Main Zone was exposed on line L5+00N near 0+50 W and L4+00 N near the baseline and varies in width from 25-30 metres. The mineralization within this zone is typically 1-2% disseminated chalcopyrite +/- pyrite with cobaltite. Malachite, Co-oxide and manganese are common along fractures within the zone. The Main Zone contains brecciated section with 3-5% chalcopyrite as stringers and veinlets with abundant Co-oxide along fractures. Best assays results from grab samples taken from the main Zone on L 5+00N are **sample # 57286 (0.1% Co, 0.6% Cu); sample # 57289 (172 ppm Co, 1.3% Cu) & sample # 57293 (341 ppm Co, 2.08% Cu)**.

The Main Zone is coincident with a property scale VLF conductor that crosses the entire grid. Historical trenching near this VLF anomaly at L 10+00N exposed mineralization and geology similar to the Main Zone. A rock sample collected from the surface rubble pile at this trench returned assay values of 152 ppm Co and 6,890 ppm Cu. Because of this, the Main Zone is interpreted to trend between L 4+00N and L 10+00N and have a strike length of at least 600 metres. The Main Zone is untested over most of its length.

Recommendations for a Phase II programme includes further trenching of the Main Zone along strike (grid north) and diamond drilling. If Phase II returns encouraging results it is recommended that a Phase III programme be initiated that includes more trenching and diamond drilling along the Main Zone. Phase III includes an IP geophysical survey to delineate areas of high sulphide mineralization along the Main Zone and possibly elsewhere on the property and subsequent diamond drilling of any IP anomalies.

GENERAL

Management is actively seeking financing and negotiating with various parties in its efforts to raise sufficient funding required to meet Tier II Maintenance requirements, before it can be brought back to active trading status.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil
President/Director

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

November 5, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of November 5, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street, Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

November 5, 2002

ITEM 3. PRESS RELEASE

Issued November 5, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to report a final summary of the 2002 Exploration Program on its Malachite prospect near Bathurst, New Brunswick. Also, Management is actively seeking financing and negotiating with various parties in its efforts to raise sufficient funding required to meet Tier II Maintenance requirements.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company is pleased to report a final summary of the 2002 Exploration Program on its Malachite prospect near Bathurst, New Brunswick.

Trenching on the Malachite Property has uncovered a previously unknown felsic volcanic unit within the Greys Gulch Formation of the Silurian aged Chaleur Group. These rhyolites show primary extrusive textures such as varioles and flow banding and also shows evidence of extensive hydrothermal alteration in the form of pervasive carbonatization and sulphide mineralization.

A new mineralized zone (Main Zone) located approximate 200 metres west of the old "Malachite Occurrence" (URN 1339) was delineated during trenching. The Main Zone was exposed on line L5+00N near 0+50 W and L4+00 N near the baseline and varies in width from 25-30 metres. The mineralization within this zone is typically 1-2% disseminated chalcopyrite +/- pyrite with cobaltite. Malachite, Co-oxide and manganese are common along fractures within the zone. The Main Zone contains brecciated section with 3-5% chalcopyrite as stringers and veinlets with abundant Co-oxide along fractures. Best assays results from grab samples taken from the main Zone on L 5+00N are sample # 57286 (0.1% Co, 0.6% Cu); sample # 57289 (172 ppm Co, 1.3% Cu) & sample # 57293 (341 ppm Co, 2.08% Cu).

The Main Zone is coincident with a property scale VLF conductor that crosses the entire grid. Historical trenching near this VLF anomaly at L 10+00N exposed mineralization and geology similar to the Main Zone. A rock sample collected from the surface rubble pile at this trench returned assay values of 152 ppm Co and 6,890 ppm Cu. Because of this, the Main Zone is interpreted to trend between L 4+00N and L 10+00N and have a strike length of at least 600 metres. The Main Zone is untested over most of its length.

Recommendations for a Phase II programme includes further trenching of the Main Zone along strike (grid north) and diamond drilling. If Phase II returns encouraging results it is

recommended that a Phase III programme be initiated that includes more trenching and diamond drilling along the Main Zone. Phase III includes an IP geophysical survey to delineate areas of high sulphide mineralization along the Main Zone and possibly elsewhere on the property and subsequent diamond drilling of any IP anomalies.

GENERAL

Management is actively seeking financing and negotiating with various parties in its efforts to raise sufficient funding required to meet Tier II Maintenance requirements, before it can be brought back to active trading status.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 5th day of November, 2002.

FILE # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

November 19, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated November 19, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

November 19, 2002

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

Montoro Resources Inc. ("MNQ.TSX") is pleased to have signed an option agreement with Canadian Royalties Inc. ("CZZ.TSX") whereby Canadian Royalties can earn a 100-per-cent interest in a block of 81 map designated units in the Nunavik (Ungava) region of Northern Quebec. The claims are bounded by Canadian Royalties' 100-per-cent-owned properties to the east and west, and situated approximately 40 kilometres west of the Expo-Ungava and Phoenix properties.

The property covers the continuation of geological terrain that is considered part of a series of ultramafic bodies that extend throughout the 40-km-long Expo-Ungava joint venture property and other Canadian Royalties 100-per-cent-owned ground on the South Raglan trend.

Canadian Royalties can earn the 100-per-cent interest in the Montoro property through exploration expenditures of $500,000 over the next four years, at which time Canadian Royalties will grant Montoro Resources a 1-per-cent net smelter return royalty. The property is subject to an NSR royalty held by 862539 Alberta Ltd., a private company controlled by a director of Canadian Royalties.

Canadian Royalties will give Montoro Resources an option payment of $30,000 upon approval of the transaction by the TSX Venture Exchange. The addition of this property gives Canadian Royalties property interests in land extending almost continuously along the favourable South Raglan trend for 90 km.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil
President/Director

Mon.. :o Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

November 19, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of November 19, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street, Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

November 19, 2002

ITEM 3. PRESS RELEASE

Issued November 19, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to have signed an option agreement with Canadian Royalties Inc. whereby Canadian Royalties can earn a 100-per-cent interest in a block of 81 map designated units in the Nunavik (Ungava) region of Northern Quebec.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Montoro Resources Inc. ("MNQ.TSX") is pleased to have signed an option agreement with Canadian Royalties Inc. ("CZZ.TSX") whereby Canadian Royalties can earn a 100-per-cent interest in a block of 81 map designated units in the Nunavik (Ungava) region of Northern Quebec. The claims are bounded by Canadian Royalties' 100-per-cent-owned properties to the east and west, and situated approximately 40 kilometres west of the Expo-Ungava and Phoenix properties.

The property covers the continuation of geological terrain that is considered part of a series of ultramafic bodies that extend throughout the 40-km-long Expo-Ungava joint venture property and other Canadian Royalties 100-per-cent-owned ground on the South Raglan trend.

Canadian Royalties can earn the 100-per-cent interest in the Montoro property through exploration expenditures of $500,000 over the next four years, at which time Canadian Royalties will grant Montoro Resources a 1-per-cent net smelter return royalty. The property is subject to an NSR royalty held by 862539 Alberta Ltd., a private company controlled by a director of Canadian Royalties.

Canadian Royalties will give Montoro Resources an option payment of $30,000 upon approval of the transaction by the TSX Venture Exchange. The addition of this property gives Canadian Royalties property interests in land extending almost continuously along the favourable South Raglan trend for 90 km.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 19th day of November, 2002.

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

November 26, 2002

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Justine Wong, Analyst
Corporate Finance

Dear Justine:

Re: Montoro Resources Inc. (the "Company") – Submission #79511 - Property Disposition

Further to our submission letter dated November 21, 2002 and telephone discussion today I submit herewith a completed Form 5C – Transaction Summary Form.

We again request your approval of this transaction.

If you have any further questions or require additional information with respect to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

Gary Musil, CEO
President/Director

GM/rm

Enclosures

c.c. - Beruschi & Company , Attn: Douglas Eacrett, Solicitor
- Canadian Royalties Inc., Attn: Jennifer L. Boyle, Vice-President

TSX venture EXCHANGE

FORM 5C
TRANSACTION SUMMARY FORM

Re: Montoro Resources Inc. (the "Issuer").

Trading Symbol: MNQ.

The undersigned hereby certifies the following information:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated November 19, 2002.

3. The asset/property to be **disposed** by the Issuer, including the location of the asset/property is as follows: The property is an 81 unit mineral block located in the South Trend Ungava area or Northern Quebec.

4. The date, parties to and type of agreement (eg: sale or option) are as follows: November 18, 2002 Option Agreement between the Issuer and Canadian Royalties Inc.

5. The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows:
The Issuer will receive $30,000 cash and work commitments of $100,000 of exploration expenditures in stages on or before December 31, 2003

6. The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
Not Applicable		

7. The transaction is not a Non Arm's Length Party Transaction as defined in *Policy 1.1 – Interpretation* or, if the transaction is a Non Arm's Length Party Transaction, the details of the relationship between the Issuer and the other party are as follows:
In May 2001 the Issuer acquired the South Trend Prospect from 862539 Alberta Ltd. ("862539"), a non-related party at that time. 862539 is a private company wholly owned by Jennifer L. Boyle. This agreement contained a 3% NSR owing to 862539. Jennifer Boyle is now a director of Canadian Royalties Inc., however we do not interpret the NSR as a Non Arm's Length Party Transaction.

8. If the other party to the transaction is not an individual, the names of all Insiders of the other party are as follows:
Canadian Royalties Inc. ("CZZ") is a TSX Venture Exchange publicly listed company.
The Directors and Officers of CZZ are:
Glenn J. Mullan - President & Director
Bruce R. Durham - Vice President - Exploration & Director
Jennifer L. Boyle - Vice President - Corporate Affairs & Director
Thomas J. Obradovich - Vice President - Business Development
Glen A. Schlyter – Director

9. If the transaction is an acquisition, the Issuer has taken reasonable steps to ensure that the vendor has good title.

10. There are no Material Changes relating to the Issuer which have not been publicly disclosed.

11. To the knowledge of the Issuer, at the time an agreement was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to the transaction.

12. The Expedited Acquisitions, as defined in *Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets*, of the Issuer during the preceding 6 months are as follows: Not Applicable

13. If a finder's fee is to be paid, the particulars of such proposed fee are as follows (including name and address of the finder): No finder's fee is being paid as a result of this transaction.

14. If applicable, state that the transaction is the acquisition of an interest in a property and that the property being acquired is contiguous to or otherwise related to any other asset acquired in the last 12 months. Not Applicable

15. The transaction has been approved by the directors of the Issuer and in the event of any conflict of interest, to the knowledge of the Issuer, any party in conflict has complied with applicable corporate law and Exchange Requirements.

Yes. (See attached a copy of the Minutes of the November 18/02 Directors Meeting)

16. If the transaction is a Non Arm's Length Party Transaction, as defined in *Policy 1.1 – Interpretation*, disclose:

(a) which directors declared a conflict of interest and abstained from voting at the directors meeting regarding this transaction; and

(b) if the transaction is subject to *Policy 5.9 – Insider Bids, Going Private Transactions and Related Party Transactions*, how compliance will be made with the applicable valuation and shareholder approval requirements of that Policy.
Not Applicable

17. If the transaction forms part of a COB or RTO, the relevant terms of the COB or RTO are as follows: Not Applicable

Dated: November 26. 2002.

Signature of authorized signatory

Gary Musil
Print name of signatory

President/Director
Official capacity

TSX venture EXCHANGE TSX

November 27, 2002

By Facsimile: (604) 683-1350

Montoro Resources Inc.
#600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6

Attention: Gary Musil

Dear Sirs\Mesdames:

RE: MONTORO RESOURCES INC. ("MNQ")
Property-Asset Disposition, Remain Suspended
Submission No. 79511

This is to confirm that the TSX Venture Exchange has accepted for filing an Option Agreement dated November 18, 2002 between Montoro Resources Inc. ('Montoro') and Canadian Royalties Inc. whereby Montoro has granted Canadian Royalties Inc. an option to acquire a 100% interest in an 81 unit mineral block located in the South Trend Ungava area of Northern Quebec. In consideration, Montoro will receive $30,000 and work commitments of $100,000 in exploration expenditure on or before December 31, 2003. The property is subject to 3% NSR, which is retained by 862539 Alberta Ltd. (Jennifer Boyle).

Further to the bulletin dated October 17, 2002, the Company's shares will remain suspended from trading for failure to meet Tier Maintenance Requirements. The Company was declared Inactive January 17, 2001.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\le

File: ::ODMA\PCDOCS\DOCP\1034816\1

Montoro Resources Inc.

COPY

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 13, 2003

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Attn: Filing Desk

Dear Sirs:

Re: Montoro Resources Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934 - File No. 82-3999

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period September 1 – December 31, 2002.

1) Sept. 4, 2002 letter to TSX Venture Exchange ("TSX") c/w News Release as disseminated;
2) Sept. 4, 2002 letter to B.C. Securities Commission ("BCSC") c/w Form 53-901F – Material Change Report;
3) Sept. 27, 2002 letter to TSX c/w News Release as disseminated;
4) Sept. 27, 2002 letter to BCSC c/w Form 53-901F – Material Change Report;
5) Nov. 5, 2002 letter to TSX c/w News Release as disseminated;
6) Nov. 5, 2002 letter to BCSC c/w Form 53-901F – Material Change Report;
7) Nov. 19, 2002 letter to TSX c/w News Release as disseminated;
8) Nov. 19, 2002 letter to BCSC c/w Form 53-901F – Material Change Report;
9) Nov. 26, 2002 – letter to TSX c/w Form 5C – Transaction Summary Form.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

Gary Musil,
President/Director

GM/rm

Received as above
per: ______________________
Print Name

Enclosures